Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 10 DATED OCTOBER 17, 2025

TO THE PROSPECTUS DATED APRIL 11, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 11, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the origination of a commercial mortgage loan;

•	to disclose the transaction price for each class of our common stock as of November 1, 2025;

•	to disclose the calculation of our September 30, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

Origination of a Commercial Mortgage Loan

In October 2025, we originated a $54.2 million floating-rate senior loan to refinance existing debt of a five-property self-storage portfolio with assets located in College Station, Round Rock, Leander, Georgetown, and San Marcos, Texas.

November 1, 2025 Transaction Price

The transaction price for each class of our common stock for subscriptions accepted as of November 1, 2025 (and repurchases as of October 31, 2025) is as follows:

Transaction Price (per share)
Class T	$11.48
Class S	$11.34
Class D	$11.50
Class I	$11.46

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of September 30, 2025. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2025 NAV Per Share

We calculate our NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans

VGN-NREIT2-1025P

have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of September 30, 2025 ($ and shares in thousands):

Components of NAV	September 30, 2025
Investments in real property	$2,386,089
Investments in commercial mortgage loans	182,204
Investments in real estate debt	130,504
Investments in international affiliated funds	117,180
Investments in real estate-related securities	104,422
Cash and cash equivalents	34,543
Restricted cash	75,801
Other assets	21,221
Debt obligations	(648,062)
Other liabilities	(96,140)
Subscriptions received in advance	(74,883)
Stockholder servicing fees payable the following month(1)	(518)
Non-controlling interests in joint ventures	(13,100)

Net Asset Value	$2,219,261
Net asset value attributable to preferred stock	129

NAV attributable to common stockholders	$2,219,132

Number of outstanding shares of common stock	193,090

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of our NAV, we recognize the stockholder servicing fee as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of September 30, 2025, we have accrued under GAAP approximately $42.8 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of September 30, 2025 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$159,143	$540,017	$85,970	$1,139,048	$294,954	$2,219,132
Number of outstanding shares	13,867	47,627	7,474	99,399	24,723	193,090

NAV per share	$11.48	$11.34	$11.50	$11.46	$11.93

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.03%	5.86%
Multifamily	6.28	5.23
Office	7.99	7.28
Healthcare	7.35	6.49
Retail	6.91	5.85
Self-Storage	7.29	5.68
Single-Family Housing	7.25	5.50

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self- Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.01%	1.83%	1.83%	1.96%	1.91%	2.05%	2.01%
(weighted average)	0.25% increase	(1.93)%	(1.99)%	(1.90)%	(1.92)%	(1.84)%	(1.71)%	(2.01)%
Exit Capitalization Rate	0.25% decrease	2.96%	3.22%	2.04%	2.57%	2.69%	2.90%	2.95%
(weighted average)	0.25% increase	(2.72)%	(3.04)%	(2.11)%	(2.35)%	(2.42)%	(2.73)%	(2.66)%

Status of our Current Public Offering

In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 36,060,565 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $415,452,177. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real property and investments in commercial mortgage loans as of September 30, 2025 presented on page 2 of this Supplement in the section entitled “September 30, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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